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                                                                  Exhibit (a)(4)
                                                           Contact: Troy D. Cook
                                                   Senior Vice President Finance
                                                     and Chief Financial Officer
                                                                  (913) 327-3109

FOR IMMEDIATE RELEASE
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NPC INTERNATIONAL, INC. REPORTS FINAL RESULTS OF OPTION TENDER OFFER

     PITTSBURG, Kan.--(BUSINESS WIRE)--Sept. 4, 2001--NPC International, Inc. (Nasdaq:NPCI - news) announced the final results of its offer to purchase all
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outstanding options under the NPC International, Inc. 1994 Non-Qualified Stock
Option Plan, pursuant to the Offer to Purchase dated Aug. 3, 2001.

     The offer expired at midnight on Aug. 31, 2001. The Company accepted for purchase options exercisable for 1,021,545 shares of its common stock. Payment of all options accepted for purchase in the tender will be made promptly.

     This tender offer was made in conjunction with the Agreement and Plan of Merger between the Company and Mergeco, Inc., which was approved by the Company's stockholders at a Special Meeting held on Aug. 31, 2001. Mergeco, Inc. was formed to consummate the Merger and is controlled by O. Gene Bicknell, Chairman of the Board and Chief Executive Officer of NPC. The minority interest, representing approximately 35% of NPC's outstanding stock, was purchased for a total purchase price of approximately $90 million.

     A Certificate of Merger was filed with the Kansas Secretary of State and the Merger thus became effective on the same date. The Company's common stock was delisted on the Nasdaq National Market and ceased to trade effective as of the close of trading on Friday, Aug. 31, 2001.

     NPC International, Inc. is the world's largest Pizza Hut franchisee and currently operates 834 Pizza Hut restaurants and delivery kitchens in 27 states.